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Exhibit 4.2

AMENDMENT NO. 1 TO
FOREST OIL CORPORATION
2001 STOCK INCENTIVE PLAN

        WHEREAS, Forest Oil Corporation (the "Company") has heretofore adopted the Forest Oil Corporation 2001 Stock Incentive Plan (the "Plan"); and

        WHEREAS, the Company desires to amend the Plan to increase the maximum aggregate number of shares of the Company common stock available for issuance under the Plan, to modify the maximum award limitations regarding performance awards, phantom stock awards and restricted stock, and to limit the term of any option granted under the Plan to ten years; and

        WHEREAS, the Compensation Committee and the Board of Directors have each approved the amendment of the Plan to increase the shares available for issuance under the Plan at meetings held on February 11, 2003 and February 25, 2003, respectively; and

        WHEREAS, the Company is seeking shareholder approval of the amendment of the Plan, as set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders scheduled for May 8, 2003;

        NOW, THEREFORE, the Plan shall be amended as follows, provided that such amendments shall not be effective until the date of approval by the Company's shareholders:

  1.
  Paragraph V(a) of the Plan shall be deleted and the following shall be substituted therefor:

            "(a)    Shares Subject to the Plan and Award Limits.    Subject to adjustment in the same manner as provided in Paragraph XI with respect to shares of Common Stock subject to Options then outstanding, the aggregate number of shares of Common Stock that may be issued under the Plan shall not exceed 3,800,000 shares. Shares shall be deemed to have been issued under the Plan only (i) to the extent actually issued and delivered pursuant to an Award or (ii) to the extent an Award denominated in shares of Common Stock is settled in cash. To the extent that an Award lapses or the rights of its holder terminate, any shares of Common Stock subject to such Award shall again be available for the grant of an Award under the Plan. Notwithstanding any provision in the Plan to the contrary, (1) the maximum number of shares of Common Stock that may be subject to Options, Restricted Stock Awards and Performance Awards denominated in shares of Common Stock granted to any one individual during the term of the Plan may not exceed 950,000 shares of Common Stock, (2) no more than 950,000 shares of Common Stock may be utilized for Performance Awards, Phantom Stock Awards or Restricted Stock Awards during the term of the Plan, (3) no more than 237,500 shares of Common Stock may be subject to Restricted Stock Awards granted to any one individual during the term of the Plan, and (4) the maximum amount of compensation that may be paid under all Performance Awards under the Plan denominated in cash (including the Fair Market Value of any shares of Common Stock paid in satisfaction of such Performance Awards) granted to any one individual during any calendar year may not exceed $2,000,000, and any payment due with respect to a Performance Award shall be paid no later than 10 years after the date of grant of such Performance Award. The number of shares specified in each of clauses (1), (2) and (3) of the preceding sentence shall be subject to adjustment in the same manner as provided in Paragraph XI with respect to shares of Common Stock subject to Options then outstanding, and all of the limitations set forth in the preceding sentence shall be applied in a manner that will permit compensation generated under the Plan to constitute "performance-based" compensation for purposes of section 162(m) of the Code, including, without limitation, counting against such maximum number of shares, to the extent required under section 162(m) of the Code and applicable interpretive authority thereunder, any shares subject to Options that are canceled or repriced.

  2.
  Paragraph VII(a) of the Plan shall be deleted and the following shall be substituted therefor:

            "(a)    Option Period.    The term of each Option shall be as specified by the Committee at the date of grant; provided, that the term of an Option shall not exceed ten years"

  3.
  The text of Paragraph III of the Plan shall be deleted and the following shall be substituted therefor:

            "The Plan shall become effective upon the date of its adoption by the Board, provided the Plan is approved by the shareholders of the Company within 12 months thereafter. Notwithstanding any provision in the Plan, no Option shall be exercisable and no Performance Award, Phantom Stock Award, Restricted Stock Award, or Director Stock Award shall vest or become satisfiable prior to such shareholder approval. Amendment No. 1 to the Plan shall become effective upon the approval of shareholders at the 2003 Annual Meeting of Shareholders. No further Awards may be granted under the Plan after 10 years from the date the Plan is adopted by the Board. The Plan shall remain in effect until all Options granted under the Plan have been exercised or expired, all Restricted Stock Awards granted under the Plan have vested or been forfeited, and all Performance Awards, Phantom Stock Awards, and Director Stock Awards have been satisfied or expired."

        IN WITNESS WHEREOF, the undersigned has caused this Amendment No. 1 to Forest Oil Corporation 2001 Stock Incentive Plan to be executed this 8th day of May, 2003.

FOREST OIL CORPORATION
By:	/s/ NEWTON W. WILSON III Newton W. Wilson III Senior Vice President, General Counsel & Secretary

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AMENDMENT NO. 1 TO FOREST OIL CORPORATION 2001 STOCK INCENTIVE PLAN